FORM 12b-25
                           NOTIFICATION OF LATE FILING

          [ ] Form 10-K and Form 10-KSB      [ ] Form 20-F [ ] Form 11-K
          [X] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

                  For Period Ended:  September 30, 1997
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:  _________________________

__________________________________________________________
         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
__________________________________________________________
         If the  notification  relates to a portion of the filing checked above,
identify       the       Item(s)       to      which      the       notification
relates:________________________________________________________________________
________________________________________________________________________________
__________________________________________________________

Part I -- Registrant Information
__________________________________________________________
         Full Name of Registrant
                  WorldPort Communications, Inc.
                  ------------------------------

         Address of Principal Executive Office (Street and Number)
                  9601 Katy Freeway, Suite 200, Houston, Texas 77024
                  --------------------------------------------------
__________________________________________________________

Part II -- Rules 12b-25(b) and (c)
__________________________________________________________

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (P. 72,435), effective April 12, 1989, 54 F.R. 10306.]

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


__________________________________________________________

Part III -- Narrative
__________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company needs more time to gather sufficient information to adequately prepare a true and accurate report and disclosure in the Form 10-QSB and could not complete the Form 10-QSB without unreasonable effort and expense.
__________________________________________________________
 Part IV -- Other Information
________________________________________________________________________________
         (1) Name and telephone number of person to contact in regard to this notification
                  W. Dean Spies               (713) 461-4999
                  -------------               ---------------

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes    [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         During the corresponding period for the last fiscal year the Company had no operations. On June 20, 1997, the Company acquired Telenational Communications Limited Partnership ("TNC"), which gave the Company operations. Giving effect to the acquisition of TNC on June 20, 1997, the Company's (i) revenues for the three and nine months ended September 30, 1997, were $1,506,238 and $1,694,787, respectively compared to $0 for the three and nine months ended September 30, 1996; (ii) gross margin for the three and nine months ended September 30, 1997, was $159,373 and $153,510 compared to $0 for the three and nine months ended September 30, 1996; and (iii) selling, general and administrative expenses increased to $1,062,150 from $21,525 and to $1,714,798 from $141,821 for the three and nine months ended September 30, 1997 and 1996, respectively. The changes in results of operations from the corresponding period for the last fiscal year are due primarily to (i) increased business development and acquisition activity, (ii) the establishment and staffing of the Company's corporate offices and (iii) the acquisition of TNC. The Company needs additional time in order to prepare an accurate earnings statement to be included in its report on Form 10-QSB.

                         WORLDPORT COMMUNICATIONS, INC.
                         ------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 14, 1997                     By  /s/  W. Dean Spies
      -----------------                       --------------------
                                              W. Dean Spies
                                              Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.